SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                         Illuminet Holdings, Inc.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                 452334105
                               (CUSIP Number)

                             December 31, 1999
          (Date of Event Which Requires Filing of this Statement)

CHECK  THE  APPROPRIATE  BOX  TO  DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ]  Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 452334105

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     1)   Name of Reporting Person ......................  CenturyTel, Inc.
          I.R.S. Identification No. of Above Person
          (entities only) .....................................  72-0651161

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     2)   Check  the  Appropriate  Box  if  a  Member  of  a   Group   (See
          Instructions)
          (a)....................................................       N/A
          (b)....................................................       N/A

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     3)   SEC Use Only

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     4)   Citizenship or Place of Organization ...........  State of Louisiana

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 Number of     (5)  Sole Voting Power ........................    1,884,916(1)
  Shares       ---------------------------------------------------------------
  Bene-
 ficially
 Owned by      (6)  Shared Voting Power .......................           N/A
   Each        ---------------------------------------------------------------
Reporting
  Person
   With        (7)  Sole Dispositive Power ....................   1,884,916(1)
               ---------------------------------------------------------------

               (8)  Shared Dispositive Power ..................            N/A

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     9)   Aggregate Amount Beneficially Owned by Each
          Reporting Person .....................................  1,884,916(1)
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     10)  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions) ............          N/A
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     11)  Percent of Class Represented by Amount
          in Row (9) ..........................................        6.3%(2)

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     12)  Type of Reporting Person (See Instructions) .........             CO


-------------------------

(1) The Reporting Person beneficially owns 471,229 shares of Class A common stock of the Illuminet Holdings, Inc., each of which will be converted into four shares of Illuminet Holdings, Inc. common stock effective April 5, 2000.

(2) Based on 29,861,536 shares of common stock of Illuminet Holdings, Inc. anticipated to be outstanding on April 5, 2000 after the conversion of the outstanding Class A common stock of Illuminet Holdings, Inc.

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


Item 1(a). Name of Issuer:

                    Illuminet Holdings, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

                    4591 Intelco Loop
                    Lacey, Washington 98503

Item 2(a). Name of Person Filing:

                    CenturyTel, Inc.

Item 2(b). Address of Principal Business Office:

                    100 Century Park Drive
                    Monroe, Louisiana 71203

Item 2(c). Citizenship:

                    N/A

Item 2(d). Title of Class of Securities:

                    Common Stock, $.01 par value share

Item 2(e). CUSIP Number:

                    452334105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a) [  ] Broker or Dealer registered under Section 15 of the Act
          (b) [  ] Bank as defined in section 3(a)(6) of the Act
          (c) [  ] Insurance Company as defined in section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
                   Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

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

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h) [ ] Savings Association, as defined in Section 3(b) of the Federal Deposit Insurance Act
          (i) [ ] Church Plan excluded from the definition of an investment company under the Investment Company Act of 1940
          (j) [  ] Group, in accordance with <section> 240.13d.13d-
                   1(b)(1)(ii)(H)

Item 4.   Ownership:

          (a)  Amount Beneficially Owned ........................ 1,884,916(1)

          (b)  Percent of Class .................................      6.3%(2)

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote .... 1,884,916(1)

               (ii) shared power to vote or to direct the vote ..       N/A

              (iii) sole power to dispose or to direct the
                    disposition of .............................. 1,884,916(1)

               (iv) shared power to dispose or to direct the
                    disposition of ..............................       N/A

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               N/A



-------------------------

(1) The Reporting Person beneficially owns 471,229 shares of Class A common stock of the Illuminet Holdings, Inc., each of which will be converted into four shares of Illuminet Holdings, Inc. common stock effective April 5, 2000.

(2) Based on 29,861,536 shares of common stock of Illuminet Holdings, Inc. anticipated to be outstanding on April 5, 2000 after the conversion of the outstanding Class A common stock of Illuminet Holdings, Inc.

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

Item 7.   Identification  and  Classification   of  the  Subsidiary  Which
          Acquired the Security Being Reported  on  By  the Parent Holding
          Company:

               See Exhibit A


Item 8.   Identification and Classification of Members of the Group:

               N/A


Item 9.   Notice of Dissolution of Group:

               N/A

Item 10.  Certification:

               N/A


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
                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CenturyTel, Inc.


 Date:  February 24, 2000          By:  /S/ Stacey W. Goff
      -------------------------       --------------------------------
                                      Stacey W. Goff
                                      Assistant General Counsel






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
                                                                  EXHIBIT A
                                                            TO SCHEDULE 13G
                                                          (AMENDMENT NO. 1)

SUPPLEMENTAL RESPONSE TO ITEM 7

     1. CenturyTel Investments of Texas, Inc. ("Investments"), 100 Century Park Drive, Monroe, Louisiana, 71203, a second tier wholly-owned subsidiary of CenturyTel, Inc. ("CenturyTel"), is the record owner of 252,607 shares of Class A common stock of Illuminet Holdings, Inc. (the "Company"), which will be converted effective April 5, 2000, into 1,010,428 shares or 3.4% of the common stock outstanding of the Company. CenturyTel, through its control of CenturyTel Holdings, Inc., a first tier wholly-owned subsidiary of CenturyTel and the parent company of Investments, has the sole power to dispose or direct the disposition of and vote or direct the voting of the shares of the Company owned directly by Investments.

     2. CenturyTel of San Marcos Investments, LLC ("San Marcos Investments"), 100 Century Park Drive, Monroe, Louisiana, 71203, a second tier wholly-owned subsidiary of CenturyTel, is the record owner of 218,622 shares of Class A common stock of the Company, which will be converted effective April 5, 2000, into 874,488 shares or 2.9% of the common stock outstanding of the Company. CenturyTel, through its control of CenturyTel of San Marcos, Inc., a first tier wholly-owned subsidiary of CenturyTel and the parent company of San Marcos Investments, has the sole power to dispose or direct the disposition of and vote or direct the voting of the shares of the Company owned directly by San Marcos Investments.